U.S. Securities and Exchange Commission
"450 5th Street, N.W."
"Washington, D.C. 20549"


"Re: Citi Premium U.S. Treasury Reserves (the ""Registrant"")"

Ladies and Gentlemen:

"In accordance with Item 304(a)(3) of Regulation S-K, this is to" confirm that the Registrant has provided us with the disclosures concerning the Registrant's change in accountants that the Registrant has included in its Annual Report for its fiscal year "ended August 31, 2001. The disclosures have been included as" "supplemental information, outside of the Fund's financial" "statements, in the Annual Report. We agree with the disclosures" made by the Registrant in response to Item 304 of Regulation S-K.

"Very truly yours,"

Deloitte & Touche LLP

"Boston, Massachusetts"
 25-Apr-02